EXHIBIT 14 — Code of Ethics

SBS TECHNOLOGIES, INC.

Code of Ethics for Directors and Principal Officers

This Code of Ethics is a codification of standards that is reasonably designed to deter wrongdoing and to promote:

a.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b.	Full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by SBS Technologies, Inc. (“SBS”) and in other public communications made by SBS; and

c.	Compliance with all applicable governmental rules and regulations; and

d.	The prompt internal reporting of code violations to an appropriate person or persons identified in this Code of Ethics; and

e.	Accountability for adherence to this Code of Ethics.

This Code of Ethics shall apply to each of the directors and officers of SBS, including but not limited to SBS’ Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, Corporate Controller, Manager — Tax and Compliance, Vice President — Investor Relations, General Counsel, and all persons performing similar functions (each a “Principal Person”).

Ethical Principles

1.	Each Principal Person shall act at all times in good faith, responsibly, with honesty and integrity, and with due care, competence and diligence, without misrepresenting material facts or allowing such Principal Person’s independent judgment to be subordinated.

2.	Each Principal Person shall avoid at all times actual or apparent conflicts of interest between personal and professional relationships.

3.	No Principal Person or any member of his immediate family shall at any time enter into employment positions, consulting arrangements, ownership interests, or other activity that may create any actual or apparent conflict of interest between his personal interests and either (a) the interests of SBS, or (b) his ability to perform his duties and responsibilities for SBS.

4.	No Principal Person or any member of her immediate family shall solicit or accept any personal benefit from any outside concern from which SBS secures goods or services, which is a customer of SBS, or which is a competitor of SBS, or which is a regulatory agency having jurisdiction over SBS, except only loans from financial institutions on the same terms available generally and entertainment appropriate to the business relationship, extended in the ordinary course of business, and not intended to influence the actions of the Principal Person or SBS.

5.	No Principal Person or any member of his immediate family shall enter into any contract with SBS or any of its affiliates relating to buying, leasing, or selling property or any similar transaction.

6.	Each Principal Person shall immediately disclose to General Counsel of SBS any material transaction or relationship that reasonably could be expected to give rise to any conflict of interest, whether real or perceived.

7.	Any information disclosed by each Principal Person in performance of his or her duties shall be fair, accurate, objective, relevant, timely, understandable, and not misleading. Each Principal Person shall share at all times important and relevant knowledge (a) with persons to whom such Principal Person reports, and (b) as is appropriate with persons reporting to such Principal Person.

8.	Each Principal Person shall at all times promote the full, fair, accurate, complete, objective, relevant, timely and understandable disclosure in reports and documents that SBS files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in all other public communications made by SBS.

9.	Each Principal Person shall comply at all times with all rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies (“Laws”). In the event that the Principal Person is ever unsure of any such Laws, the Principal Person shall consult with General Counsel of SBS prior to taking any action.

10.	Each Principal Person shall respect at all times the confidentiality of information acquired in the course of his work except when authorized or otherwise legally obligated to disclose. No confidential information acquired in the course of work shall be used by any Principal Person for any personal advantage, whether real or perceived.

11.	Each Principal Person shall at all times proactively promote ethical behavior as a responsible partner among peers in the Principal Person’s work environment, and shall not tolerate any form of harassment, whether based on race, color, religion, gender, national origin, age, disability, veteran status, pregnancy, or sexual orientation.

12.	Each Principal Person shall achieve at all times responsible use of and control over all assets and resources employed or entrusted to such Principal Person.

13.	Each Principal Person shall document and report all business and financial transactions in accordance with SBS internal control procedures. No Principal Person shall create misleading records or falsify or improperly destroy SBS documents.

14.	Each Principal Person and every member of her immediate family shall not at any time buy or sell any security of SBS while aware of any material, non-public information relating to SBS or the security. Each Principal Person and all members of her immediate family shall refrain from any trading in any SBS security during black-out periods and shall comply with all SBS policies and SEC requirements relating to the trading of SBS securities during non-black-out periods.

15.	Each Principal Person shall safeguard against theft, loss or misuse any and all property of SBS in the custody or possession of such Principal Person.

16.	Any person, upon receipt of any information of a possible violation of this Code of Ethics, shall immediately report the same to General Counsel of SBS.

17.	Each Principal Person shall be held accountable to full compliance with this Code of Ethics. In the event that any Principal Person is determined to have violated this Code of Ethics, such violation shall be reported to the Chief Execution Officer and the Board of Directors of SBS, and that Principal Person shall be subject to all disciplinary action available, including but not limited to immediate termination of employment by SBS for cause.

18.	There shall be no waiver from the principles contained in this Code of Ethics without the prior written consent of the Board of Directors of SBS and with public disclosure of such waiver.

In my role as a Principal Person of SBS, I certify to each of SBS and the Audit Committee of the Board of Directors of SBS, that I adhere to and advocate the above principles and responsibilities governing my professional and ethical conduct.

(Signature)
Date:

Adopted by all Principal Officers and Members of the Board of Directors on February 7, 2003.